September 28, 2018

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:      Mark Brunhofer

   Keira Nakada

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2017

Dear Mr. Mark Brunhofer and Ms. Keira Nakada:

We refer to your letter, dated September 14, 2018 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-31914) (the “2017 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Contractual Obligations and Commitments, page 124

1.

We acknowledge your response to prior comment 2 and continue to believe that your gross estimated insurance contract and investment contract payment obligations must be presented in the contractual obligations table in your future Forms 20-F. Although we acknowledge your argument that the payment of contract benefits is conditional upon the receipt of premiums, your net presentation within each of the four payment period columns depicted in the table nets, to varying extents, obligation to insureds against receipts from other insureds due to the timing of collection/payment of premiums/benefits. Note that material information necessary for an understanding of the timing and amount of contractual obligations can be provided in accompanying footnotes to the table. See Section III.D. of the adopting Release No. 33-8182. As a result, please represent to us that in future filings on Form 20-F you will revise your presentation accordingly.

Response:

The Company represents that in future filings on Form 20-F the Company will present the expected future cash outflows for insurance contracts and investment contracts in the contractual obligations table. The Company will further explain in accompanying footnotes to the contractual obligations table that the amounts set forth in the table for insurance contracts and investment contracts in each column represent expected future cash outflows without deducting expected future cash inflows from the Company’s policies in force.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours,

/s/ James C. Scoville

James C. Scoville